UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-11840

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALLSTATE 401(k) SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE ALLSTATE CORPORATION

2775 SANDERS ROAD, SUITE F-5

NORTHBROOK, ILLINOIS 60062-6127

Allstate 401(k)

Savings Plan

(EIN: 36-3871531 Plan: 001)

Financial Statements as of and for the
Years Ended December 31, 2015 and 2014,
Supplemental Schedule as of

December 31, 2015, and
Report of Independent Registered Public
Accounting Firm

ALLSTATE 401(k) SAVINGS PLAN

EXHIBIT INDEX

23 Consent of Independent Registered Public Accounting Firm

NOTE: All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

Allstate 401(k) Savings Plan

Northbrook, Illinois

We have audited the accompanying statements of net assets available for benefits of the Allstate 401(k) Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of  assets (held at end of year) as of December 31, 2015 is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of individual analysis rather than to present the net assets available for benefits and changes in net assets available for benefits to the individual funds.  The supplemental schedule and supplementary information by fund are the responsibility of the Plan’s management. Such supplemental schedule and supplementary information by fund have been subjected to the auditing procedures applied in our audit of the basic 2015 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Chicago, Illinois

June 9, 2016

ALLSTATE 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ASSETS

Investments—At fair value:
The Allstate Corporation common stock		$554,491	$171,178	$725,669
Invesco Advisers Inc. Stable Value Fund	679,981			679,981
Funds managed by State Street Global Advisors (SSgA):
SSgA U.S. Bond Index Non-Lending Series Fund – Class A	411,300			411,300
SSgA Real Return ex-Natural Resource Equities Non-Lending Series Fund – Class C	7,105			7,105
SSgA S&P 500 Index Non-Lending Series Fund – Class A	1,064,061			1,064,061
SSgA Global All Cap Equity ex U.S. Index Non-Lending Series Fund – Class A	364,007			364,007
SSgA Russell Small Cap Index Non-Lending Series Fund – Class A	352,358			352,358
SSgA S&P Mid Cap Index Non-Lending Series Fund – Class A	235,722			235,722
NTI Emerging Markets Fund	24,051			24,051
Northern Trust Focus Funds	487,606			487,606
Collective short-term investment fund		2,465	1	2,466

Total investments	3,626,191	556,956	171,179	4,354,326

Receivables:
Dividends and interest	5	2,659	828	3,492
Employer contributions			8,704	8,704
Participant contributions	29	2		31
Participant notes receivable	90,685			90,685
Interfund		79,604		79,604

Total receivables	90,719	82,265	9,532	182,516

Other assets	2,049			2,049

Total assets	3,718,959	639,221	180,711	4,538,891

LIABILITIES

ESOP loan (Notes 1 and 3)			10,551	10,551
Payables:
Interfund	1,215		78,389	79,604
Other	608	39		647

Total liabilities	1,823	39	88,940	90,802

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	3,717,136	639,182	91,771	4,448,089
Adjustments from fair value to contract value for fully benefit- responsive investment contracts	(13,827)			(13,827)

NET ASSETS AVAILABLE FOR BENEFITS	$3,703,309	$639,182	$91,771	$4,434,262

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total

ASSETS

Investments—At fair value:
The Allstate Corporation common stock	$	$683,160	$263,663	$946,823
Invesco Advisers Inc. Stable Value Fund	659,778			659,778
Funds managed by State Street Global Advisors (SSgA):
SSgA U.S. Bond Index Non-Lending Series Fund – Class A	408,142			408,142
SSgA S&P 500 Index Non-Lending Series Fund – Class A	1,100,150			1,100,150
SSgA Global Equity ex U.S. Index Non-Lending Series Fund – Class A	342,538			342,538
SSgA Russell Small Cap Index Non-Lending Series Fund – Class A	387,703			387,703
SSgA S&P Mid Cap Index Non-Lending Series Fund – Class A	226,679			226,679
NTI Emerging Markets Fund	23,344			23,344
Northern Trust Focus Funds	483,767			483,767
Collective short-term investment fund		3,339	1	3,340

Total investments	3,632,101	686,499	263,664	4,582,264

Receivables:
Dividends and interest	1	2,672	1,051	3,724
Employer contributions			7,521	7,521
Participant contributions	31	2		33
Participant notes receivable	91,999			91,999
Interfund		76,485		76,485

Total receivables	92,031	79,159	8,572	179,762

Other assets	3,336			3,336

Total assets	3,727,468	765,658	272,236	4,765,362

LIABILITIES

ESOP loan (Notes 1 and 3)			15,308	15,308
Payables:
Interfund	1,247		75,238	76,485
Other	631	37		668

Total liabilities	1,878	37	90,546	92,461

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	3,725,590	765,621	181,690	4,672,901
Adjustments from fair value to contract value for fully benefit- responsive investment contracts	(22,407)			(22,407)

NET ASSETS AVAILABLE FOR BENEFITS	$3,703,183	$765,621	$181,690	$4,650,494

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2015

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ADDITIONS

Net investment loss:
Net depreciation in fair value of investments	$(36,988)	$(80,208)	$(22,497)	$(139,693)
Interest	14,780	68	5	14,853
Dividends	(1)	11,778	3,308	15,085

Net investment loss	(22,209)	(68,362)	(19,184)	(109,755)

Interest income on participant notes receivable	3,706			3,706

Contributions:
Participants	186,414	13,694		200,108
Employer–ESOP loan debt service			3,454	3,454
Employer–cash matched on participant contributions	887	(947)	5,250	5,190

Total contributions	187,301	12,747	8,704	208,752

Allocation of company shares–shares matched on participant deposits at fair value		73,138	(73,138)	—

Total additions	168,798	17,523	(83,618)	102,703

DEDUCTIONS

Benefits paid to participants	264,458	48,849		313,307
Interest expense			1,047	1,047
Administrative expense	4,231	346	4	4,581

Total deductions	268,689	49,195	1,051	318,935

NET DECREASE	(99,891)	(31,672)	(84,669)	(216,232)

INTERFUND TRANSFERS	100,017	(94,767)	(5,250)	—

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,703,183	765,621	181,690	4,650,494

End of year	$3,703,309	$639,182	$91,771	$4,434,262

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ADDITIONS

Net investment income:
Net appreciation in fair value of investments	$193,658	$159,390	$58,963	$412,011
Interest	13,604	5	4	13,613
Dividends	(8)	11,691	4,204	15,887

Net investment income	207,254	171,086	63,171	441,511

Interest income on participant notes receivable	3,650			3,650

Contributions:
Participants	178,319	12,033		190,352
Employer–ESOP loan debt service			2,271	2,271
Employer–cash matched on participant contributions	905	(905)	5,250	5,250

Total contributions	179,224	11,128	7,521	197,873

Allocation of company shares–shares matched on participant deposits at fair value		69,988	(69,988)	—

Total additions	390,128	252,202	704	643,034

DEDUCTIONS

Benefits paid to participants	317,433	49,021		366,454
Interest expense			1,455	1,455
Administrative expense	4,446	382	4	4,832

Total deductions	321,879	49,403	1,459	372,741

NET INCREASE (DECREASE)	68,249	202,799	(755)	270,293

INTERFUND TRANSFERS	76,553	(71,303)	(5,250)	—

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,558,381	634,125	187,695	4,380,201

End of year	$3,703,183	$765,621	$181,690	$4,650,494

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.                    DESCRIPTION OF PLAN

The following description of the Allstate 401(k) Savings Plan (the “Plan”), sponsored by The Allstate Corporation (the “Company”), provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General—Regular full-time and regular part-time employees of subsidiaries of the Company, with the exception of those employed by the Company’s international subsidiaries, Kennett Capital, Inc., Esurance Insurance Services, Inc., and Answer Financial, Inc. are eligible to participate in the Plan. There is no waiting period to enroll in the Plan, provided employees are at least 18 years old.

The Plan is a defined contribution plan consisting of a profit sharing and stock bonus plan containing a cash or deferred arrangement which is intended to meet the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the “Code”). The stock bonus portion of the Plan includes a leveraged and a nonleveraged employee stock ownership plan (“ESOP”) which is intended to meet the requirements of Section 409 and Section 4975(e)(7) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration—The Plan is administered by the Administrative Committee. Investment transactions are authorized by the Plan’s Investment Committee. Members of the Administrative and Investment Committees are appointed by the 401(k) Committee. The 401(k) Committee is comprised of various Allstate Insurance Company officers as described in the Plan.

Trustee of the Plan—The Northern Trust Company holds Plan assets as trustee under the Allstate 401(k) Savings Plan Trust.

Contributions—Each year, employees may contribute up to 50% of eligible annual compensation through a combination of pre-tax, Roth 401(k), and after-tax contributions, subject to Internal Revenue Code limitations. All eligible employees hired or rehired are automatically enrolled in the Plan at a 5% pre-tax contribution rate, unless the participant declines enrollment or changes the contribution rate within the first 45 days of eligibility. Participants age 50 or older have the option to make additional pre-tax or Roth 401(k) contributions (“Catch-Up” contributions). Employees may also roll over pre-tax or Roth 401(k) amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective January 1, 2014, the Company match for a plan year is 80 cents for every pre-tax dollar that a participant contributes to the Plan during the plan year, up to 5% of eligible compensation. All employer contributions are invested in the Allstate Stock Fund. However, participants can transfer all or part of their Company contributions to any investment option within the Plan at any time, subject to certain limited trading restrictions.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution and investment earnings and losses, and is charged with an allocation of administrative expenses. Accounts may increase by rollovers and decrease by rollovers and withdrawals. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants hired prior to March 1, 2009 were immediately vested in their contributions and the Company’s contributions plus earnings thereon. Employees hired on or after March 1, 2009 are immediately vested in their contributions and will fully vest in the Company’s contributions after three years of vesting service.

Investment Options—Upon enrollment in the Plan, a participant may direct employee contributions to any or all of the current investment options as listed below.  If a participant does not make an investment election, employee contributions will be invested in the Target Retirement Date Fund that corresponds with the participant’s birth date and assumes a retirement date at age 65.  Participants may change their investment elections at any time, with limited trading restrictions, but without redemption restrictions. The funds transact with the participants at net asset value on a daily basis.

Allstate Stock Fund (The Allstate Corporation common stock) — The Allstate Stock Fund is a unitized fund that invests in Company common stock with a portion of the fund invested in short-term securities to provide liquidity to process transactions.

Stable Value Fund (Invesco Advisers, Inc. Stable Value Fund) — The fund, managed by Invesco Advisers, Inc. (“Invesco”), a registered investment advisor, is an actively managed portfolio that includes a number of investment contracts issued by a diversified group of insurance companies, banks, and other financial institutions, each backed by one or more diversified bond portfolios.

Bond Fund (SSgA U.S. Bond Index Non-Lending Series Fund – Class A) — The fund, managed by State Street Global Advisors (“SSgA”), a registered investment company, invests in the U.S. Bond Index Non-Lending Series Fund - Class A, which is a collective fund whose objective is to approximate as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term.  The Barclays Capital U.S. Aggregate Bond Index is an index representative of well-diversified exposure to the overall U.S. bond market.

S&P 500 Fund (SSgA S&P 500® Index Non-Lending Series Fund – Class A) — The fund, managed by SSgA, invests in the S&P 500® Index Non-Lending Series Fund – Class A, which is a collective fund whose objective it is to approximate as closely as practicable, before expenses, the performance of the Standard & Poor’s 500® Index over the long term.  The Standard & Poor’s 500® Index consists of large capitalization (“cap”) stocks across over 24 industry groups and 500 stocks chosen for market size, liquidity and industry group representation.

Real Asset Fund (SSgA Real Return ex-Natural Resource Equities Non-Lending Fund – Class C) — The fund, managed by SSgA, invests in the Real Return ex-Natural Resource Equities Non-Lending Class C Series Fund, which is a collective fund whose objective is to provide an investment return that approximates as closely as practicable, before expenses, the performance of its custom index (the “Real Asset Index”) over the long term. The fund is a collection of real asset investments in commodities, real estate and inflation-protected bonds and offers liquid, cost-effective exposure to three asset classes (see table below) via a disciplined, strategic asset allocation approach.

Target	Fund’s Exposure	Real Asset Index
20%	Commodities Futures Market	Bloomberg Roll Select Commodity Index
35%	Global Development Real Estate Investment Trusts (REITSs)	FTSE EPRA/NAREIT Developed Liquid Index
45%	U.S. Treasury Inflation-Protected Securities (TIPS)	Barclays U.S. TIPS Index

International Equity Fund (SSgA Global All Cap Equity ex U.S. Index Non-Lending Series Fund – Class A, formerly the  SSgA Global Equity ex U.S. Index Non-Lending Series Fund – Class A) — Effective January 2, 2015, the fund, managed by SSgA, invests in Global All Cap Equity ex U.S. Index Non-Lending Series

Fund – Class A, which is a collective fund whose objective is to approximate as closely as practicable, before expenses, the performance of the Morgan Stanley Capital International (MSCI) All Country World Index (ACWI) ex-U.S. Investable Market Index (IMI) over the long term. The MSCI ACWI ex U.S. IMI are free float-adjusted market capitalization weighted indexes that capture large, mid and small cap equity representation across 22 of 23 developed market countries, excluding the U.S. and 23 emerging market countries. In 2014 the SSgA Global Equity ex U.S. Index Non-Lending Series Fund – Class A invested in the MSCI ACWI ex U.S. index which is a free float-adjusted market capitalization weighted index that is designed to measure the combined equity market performance of developed and emerging market countries, excluding the U.S.

Russell 2000 Fund (SSgA Russell Small Cap Index Non-Lending Series Fund – Class A) — The fund, managed by SSgA, invests in the Russell Small Cap Index Non-Lending Series Fund – Class A, which is a collective fund whose objective is to approximate as closely as practicable, before expenses, the performance of the Russell 2000® Index over the long term.  The Russell 2000® Index measures the performance of the small-cap segment of the U.S. equity universe.

Mid-Cap Fund (SSgA S&P Mid-Cap Index Non-Lending Series Fund – Class A) — The fund, managed by SSgA, invests in the S&P Mid-Cap Index Non-Lending Series Fund – Class A, which is a collective fund whose objective is to approximate as closely as practicable, before expenses, the performance of the S&P Mid-Cap 400TM Index over the long term.  The S&P Mid-Cap 400TM Index is a cap-weighted index that measures the performance of the mid-range sector of the U.S. stock market.

Emerging Markets Fund (Northern Trust Investments, Inc. (“NTI”) Emerging Markets Fund) — The Emerging Markets Fund invests in the Northern Trust Collective Emerging Markets Index Fund—Non-Lending managed by Northern Trust Investments.  The fund’s objective is to approximate the risk and return characteristics of the MSCI® Emerging Markets Equity Index. The MSCI® Emerging Markets Equity Index is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets.

Target Retirement Date Funds (Northern Trust Focus Funds) — The Target Retirement Date Funds invest in the Northern Trust Focus Funds, a series of target retirement date collective trust funds for qualified plans managed by Northern Trust Investments, Inc.  There are ten different Target Retirement Date Funds ranging from 2010 — 2055, in five-year increments, and an Income Fund. Target Retirement Date Funds are dynamic asset allocation investment options. The asset allocation of each Target Retirement Date Fund (except for the Income Fund) gradually changes over time according to a targeted retirement year, assuming a retirement age of 65, until the Target Retirement Date Fund eventually merges with the Income Fund. The funds invests in a broadly diversified portfolio of primarily passive investment funds comprised of U.S. and international stocks, inflation sensitive securities, and U.S. bonds.

Participant Notes Receivable—Participants may borrow from their vested account balance. The loan amount must be at least $1,000 up to a maximum equal to the lesser of: (i) 50% of their vested account balance, or (ii) $50,000, and will be taken from the participant’s accounts in the following order: pre-tax, Roth 401(k), rollover, and after-tax. Loan transactions are treated as a proportional transfer from/to the investment funds and to/from the loan fund. Loan terms range from 6 to 48 months for a general-purpose loan and 49 to 180 months for a primary residence loan. Loans are secured by the participant’s account balance and bear interest at the prime rate, as published in the Wall Street Journal in effect on the 15th day of the month prior to the first day of the quarter in which the loan is requested, plus one percent and fixed for the duration of the loan. Generally, principal and interest are paid by participants ratably through payroll deductions.

Employee Stock Ownership Plan (ESOP)—The Company has a leveraged ESOP. The ESOP loan bears interest at 7.9%. The borrowing is to be repaid through the year 2019 or earlier, if the Company elects to make additional contributions for principal prepayments on the ESOP Loan. As the Plan makes each payment of principal and interest, a proportional percentage of unallocated shares are allocated to eligible participants’ accounts in accordance with applicable regulations under the Code. The Plan made $4.8 million in principal prepayments in 2015.

ESOP shares not yet allocated to participants are held in a suspense account, and none of these shares serve as collateral. ESOP shares allocated to participants and other Company shares that were acquired with participant contributions are included in the Allstate Stock Fund and the lender has no rights against these shares.

Payment of Benefits — Upon termination of service, a participant is entitled to a complete withdrawal of his or her vested account balance, net of any outstanding loans. Partial withdrawals are also permitted under the Plan subject to restrictions.  Participants may leave their account balance in the plan after termination, if the balance is greater than $1,000; however, after the age of seventy and a half, required minimum distributions must be withdrawn.  If the value of a vested account balance on or after a participant’s settlement date does not exceed $1,000, the participant will receive an automatic lump sum distribution of their vested account balance.

Forfeited Accounts — As of December 31, 2015 and 2014, forfeited nonvested accounts totaled $1,215,387 and $1,246,743, respectively, and are reported in other assets. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2015, employer contributions were reduced by $1,246,743 due to forfeited nonvested accounts.  During the year ended December 31, 2014, employer contributions were reduced by $1,037,537 due to forfeited nonvested accounts.

2.                    SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various types of investments, including institutional index funds, a stable value fund and common stock. These investments are subject to market risk, the risk that losses will be incurred due to adverse changes in creditworthiness, equity prices and interest rates. It is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Plan investments are stated at fair value. Shares of institutional index funds are valued at prices that represent the net asset value of shares held by the Plan at year-end and the fair value of the underlying investments. Common stock held in the Allstate Stock Fund is valued using market price. The Stable Value Fund is stated at fair value and then adjusted to contract value as the investment contracts are fully benefit-responsive.

The Statements of Net Assets Available for Benefits present investment contracts at fair value, with an additional line item showing adjustments of the fully benefit-responsive contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date plus one basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits Paid to Participants and Participant Notes Receivable—Benefits paid to participants and participant notes receivable are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid as of year end are included in other assets on the Statements of Net Assets Available for Benefits. Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest.

Pending Accounting Standards (Simplification of Disclosure and Reporting Requirements for Employee Benefit Plans)—In May and July 2015, the FASB issued new guidance simplifying Plan investment disclosures and modifying certain reporting requirements.  Under the new guidance, investments calculated using net asset value as a practical expedient are excluded from the fair value hierarchy disclosures and are additionally excluded from the investment strategy disclosures under certain conditions.  Plan investments are required to be segregated only by general type of investment either in the statement of net assets available for benefits or in the disclosures. The new guidance eliminates the requirement to disclose individual investments equal to or greater than 5% of net assets available for benefits and modifies net appreciation or depreciation disclosures to require disclosure in the aggregate only. Specific disclosures have been eliminated for fully benefit-responsive investment contracts which continue to be reported at contract value, however Plans are no longer required to recognize the contracts at fair value with an adjustment to contract value on the statement of net assets available for benefits. The guidance is effective for fiscal years beginning after December 15, 2015 and is to be applied retrospectively.  The new guidance affects disclosures and reporting only and will not have a material impact on the presentation of the statement of net assets available for benefits.

3.                    ESOP LOAN

The ESOP Loan agreement provides for the loan to be repaid through the year 2019 at an annual interest rate of 7.9%. A $3.5 million prepayment was made in 2016 and $7 million is scheduled to mature in 2019.

The following table presents additional information, as of December 31, 2015 and 2014, for the Plan’s investment in The Allstate Corporation common stock held in the Allstate Stock Fund and the ESOP Company Shares.

($ in thousands)	2015		2014
	Allstate	ESOP	Allstate	ESOP
	Stock	Company	Stock	Company
	Fund	Shares	Fund	Shares

Number of shares	8,930,436	2,756,933(1)	9,724,698	3,753,203(1)

Cost	$ 235,933	$ 19,644	$ 266,441	$ 26,742

Fair value	$ 554,491	$ 171,178	$ 683,160	$ 263,663

(1) Includes unallocated shares and shares committed to be released.

The estimated fair value of the ESOP loan as of December 31, 2015 and 2014, was $11,021,100 and $16,561,433, respectively, determined using discounted cash flow calculations based on current interest rates for instruments with comparable terms and considering the Plan’s own credit risk.

4.                    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would be 100% vested in their accounts.

5.                    TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated September 23, 2013, that the Plan and related trust were designed in accordance with applicable sections of the Code. The plan document has been amended since receiving the determination letter. The Plan’s management believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements, and there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Internal Revenue Service completed their examination of the Plan for the years ended 2011 and 2012. Their closing letter was issued April 15, 2016.

6.                    INVESTMENTS

The Plan’s investments which exceeded 5% of net assets available for benefits as of December 31, 2015 and 2014, were as follows:

($ in thousands)	2015	2014

The Allstate Corporation common stock *	$554,491	$683,160
ESOP Company Shares Unallocated	171,178	263,663
SSgA U.S. Bond Index NL Series Fund – Class A	411,300	408,142
SSgA S&P 500 Index NL Series Fund – Class A	1,064,061	1,100,150
SSgA Global All Cap Equity ex U.S. Index NL Series Fund - Class A	364,007	342,538
SSgA Russell Small Cap Index NL Series Fund – Class A	352,358	387,703
SSgA S&P Mid Cap Index NL Series Fund – Class A	235,722	226,679

* Employer contributions are made directly to the Allstate Stock Fund; Participants may redirect funds immediately.

During 2015 and 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

($ in thousands)	2015	2014

The Allstate Corporation common stock	$(80,208)	$159,390
ESOP Company Shares Unallocated	(22,497)	58,963
SSgA U.S. Bond Index NL Series Fund – Class A	2,428	22,368
SSgA Real Return ex-Natural Resource Equities Non-Lending Series Fund – Class C	(602)	-
SSgA S&P 500 Index NL Series Fund – Class A	15,798	133,197
SSgA Global All Cap Equity ex U.S. Index NL Series Fund - Class A	(17,470)	(16,490)
SSgA Russell Small Cap Index NL Series Fund – Class A	(16,436)	17,455
SSgA S&P Mid-Cap Index Series Fund – Class A	(6,217)	19,543
NTI Emerging Markets Fund	(4,897)	(1,144)
Northern Trust Focus Funds	(9,592)	18,729

Total net (depreciation) appreciation in fair value of investments	$(139,693)	$412,011

The Stable Value Fund holdings include investment contracts called synthetic guaranteed investment contracts comprised of investments in the common collective trusts plus a wrapper contract. The wrapper contract is issued by a financial institution and the contract guarantees to provide a specific interest rate to be credited to the contract plus provide for participant liquidity at contract value in certain situations.

The Stable Value Fund’s wrapper contracts are benefit-responsive and are thus eligible for contract-value reporting. Funds may be withdrawn pro-rata from all the Stable Value Fund’s investment contracts at contract value determined by the respective issuing companies to pay benefits and to make participant-directed transfers to other investment options pursuant to the terms of the Plan after the amounts in the Stable Value Fund’s Short-Term Investment Fund reserve are depleted.

The wrapper contracts wrap underlying assets which are held in the trust and owned by the Stable Value Fund. The underlying assets are comprised of common collective trusts which may include a variety of high quality fixed income investments selected by the fund manager consistent with the Stable Value Fund’s investment guidelines. High quality, as defined by the Stable Value Fund’s investment guidelines, means the average credit quality of all of the investments backing the Stable Value Fund contracts is AA/Aa or better as measured by Standard & Poor’s or Moody’s credit rating services. The investments in the common collective trusts are used to generate the investment returns that are utilized to provide for interest rates credited through the wrapper contracts.

The wrapper contracts are benefit-responsive in that they provide that participants may execute transactions from the Stable Value Fund according to Plan provisions at contract value. Contract value represents contributions made to the Stable Value Fund, plus earnings, less participant withdrawals. The interest rates in wrapper contracts are reset monthly, based on market rates of other similar investments, the current yield of the underlying investments, the spread between the market value and contract value of the investments held by the contract, and the financial duration of the contract investments. All contracts have a minimum crediting rate of 0%. Certain events, such as plan termination, or a plan merger initiated by the plan sponsor, or changes to Plan provisions not approved by the issuers of the Stable Value Fund’s wrapper contracts, may limit the ability of the Stable Value Fund to transact at contract value or may allow for the termination of the wrapper contracts at less than contract value. Plan Management does not believe that any events that may limit the ability of the Stable Value Fund to transact at contract value are probable.

Changes in market interest rates affect the yield to maturity and the market value of the investments in the common collective trusts, and thus can have a material impact on the interest crediting rate. In addition, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the investments in the common collective trusts, which also may affect future interest crediting rates. If market interest rates rise and fair values of investments in the common collective trusts fall, the fair value may be less than the corresponding contract value. This shortfall in fair value will be reflected in future crediting rates by amortizing the effect into the future through an adjustment to interest crediting rates of the wrapper contracts. Similarly, if market interest rates fall and fair values of investments in the common collective trusts rise, the fair values of investments held by the wrapper contract may be greater than the corresponding contract value. This excess in fair value will also be reflected in future crediting rates through an amortization process similar to that when there is a fair value shortfall.

	2015	2014
Average yields at December 31:
Based on annualized earnings (1)	1.819%	1.414%
Based on interest rate credited to participants (2)	2.129%	2.150%

(1)      Computed by dividing the annualized one-day actual earnings of the investments on the last day of the plan year by the fair value of the investments on the same date.

(2)      Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

For purposes of calculating the interest crediting rate, fair value is equal to the market value of the investments in the common collective trusts. The crediting interest rates ranged from 1.99% to 2.51% as of December 31, 2015, and 1.69% to 2.65% as of December 31, 2014.

There are no reserves against contract value credit risk of the contract issuer or otherwise. The crediting interest rate is based on current market yields, adjusted upward/downward to amortize differences between book and market values of the underlying investments. All contracts have a minimum crediting rate of 0%. The crediting interest rates are reset monthly. The average yield is a weighted average of assets held on the last day of the year. The average yield based on book value as of December 31, 2015 was 2.29%. The average yield based on book value as of December 31, 2014 was 2.32%.

Investment management fees, recordkeeping fees, and trustee fees along with other administrative expenses charged to the Plan for investments in each of the Plan’s investment options are deducted from income earned on a daily basis and are not separately reflected. Consequently, fees and expenses are reflected as a reduction of investment return for such investments.

7.                    FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Statement of Net Assets Available for Benefits at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1:    Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan can access.

Level 2:    Assets and liabilities whose values are based on the following:

(a)                       Quoted prices for similar assets or liabilities in active markets;

(b)      Quoted prices for identical or similar assets or liabilities in markets that are not active; or

(c)                       Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3:    Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Plan’s estimates of the assumptions that market participants would use in valuing the assets and liabilities.

The availability of observable inputs varies by instrument. In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised by the Plan in determining fair value is typically greatest for instruments categorized in Level 3. In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments.

In determining fair value, the Plan principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Plan uses the income approach which involves determining fair values from discounted cash flow methodologies and the cost approach which is based on replacement costs.

Summary of significant valuation techniques for assets and liabilities measured at fair value on a recurring basis

Level 1 measurements

The Allstate Corporation Common Stock: The Company’s common stock is actively traded in the New York Stock Exchange and is valued based on unadjusted quoted prices.

Level 2 measurements

Invesco Advisers, Inc. Stable Value Fund Common Collective Trusts: A component of the Stable Value Fund which comprise funds that have daily quoted net asset values for identical assets in markets that are not active. The net asset values are derived based on the fair values of the underlying investments in the fund some of which are not actively traded.

SSgA U.S. Bond Index Non-Lending Series Fund – Class A, SSgA S&P 500 Index Non-Lending Series Fund – Class A, SSgA Global All Cap Equity ex U.S. Index Non-Lending Series Fund – Class A, SSgA Russell Small Cap Index Non-Lending Series Fund – Class A, SSgA S&P Mid Cap Index Non-Lending Series Fund – Class A, NTI Emerging Markets Fund, Northern Trust Focus Funds, SSgA Real Return ex-Natural Resource Equities Non-Lending Fund – Class C: Comprise funds that have daily quoted net asset values for identical assets in markets that are not active. The net asset values are primarily derived based on the fair values of the underlying investments in the fund, some of which are not actively traded.

Collective Short-Term Investment Fund: Comprise funds that have daily quoted net asset values for identical assets in markets that are not active. The net asset values are derived based on the fair values of the underlying investments in the fund some of which are not actively traded. A portion of the Collective Short-Term Investment Fund is deemed part of the Stable Value Fund.

Level 3 measurements

Invesco Advisers, Inc. Stable Value Fund Wrappers: A component of the Stable Value Fund which comprise various wrappers that are valued based on a discounted cash flow methodology that is widely accepted. The discounted cash flow methodology uses inputs such as the change in replacement costs for the wrappers obtained from the wrapper providers which are unobservable, and a discount rate (which includes swap yields, duration, and a credit rating adjustment for the wrapper providers).

The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2015.  There were no assets measured at fair value on a non-recurring basis as of December 31, 2015.

($ in thousands)	Level 1	Level 2	Level 3	Total

Assets
The Allstate Corporation Common Stock	$725,669	$	$	$725,669
Invesco Advisers, Inc. Stable Value Fund		679,833	148	679,981
SSgA U.S. Bond Index NL Series Fund – Class A		411,300		411,300
SSgA Real Return ex-Natural Resource Equities
Non-Lending Series Fund – Class C		7,105		7,105
SSgA S&P 500 Index NL Series Fund – Class A		1,064,061		1,064,061
SSgA Global All Cap Equity ex U.S. Index NL Series
Fund – Class A		364,007		364,007
SSgA Russell Small Cap Index NL Series Fund – Class A		352,358		352,358
SSgA S&P Mid Cap Index NL Series Fund – Class A		235,722		235,722
NTI Emerging Markets Fund		24,051		24,051
Northern Trust Focus Funds		487,606		487,606
Collective short-term investment fund		2,466		2,466

Total assets at fair value	$725,669	$3,628,509	$148	$4,354,326
% of total assets at fair value	16.7%	83.3%	--	100.0%

The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2014.  There were no assets measured at fair value on a non-recurring basis as of December 31, 2014.

($ in thousands)	Level 1	Level 2	Level 3	Total

Assets
The Allstate Corporation Common Stock	$946,823	$	$	$946,823
Invesco Advisers, Inc. Stable Value Fund		659,596	182	659,778
SSgA U.S. Bond Index NL Series Fund – Class A		408,142		408,142
SSgA S&P 500 Index NL Series Fund – Class A		1,100,150		1,100,150
SSgA Global Equity ex U.S. Index NL Series
Fund – Class A		342,538		342,538
SSgA Russell Small Cap Index NL Series Fund – Class A		387,703		387,703
SSgA S&P Mid Cap Index NL Series Fund – Class A		226,679		226,679
NTI Emerging Markets Fund		23,344		23,344
Northern Trust Focus Funds		483,767		483,767
Collective short-term investment fund		3,340		3,340

Total assets at fair value	$946,823	$3,635,259	$182	$4,582,264
% of total assets at fair value	20.7%	79.3%	--	100.0%

The following table presents the rollforward of Level 3 assets held at fair value on a recurring basis during the year ended December 31, 2015.

($ in thousands)	Balance as of December 31, 2014	Net appreciation (depreciation) of investments included in the Statement of Changes of Net Assets Available for Benefits	Purchases, sales, issuances and settlements	Net transfers into Level 3	Net transfers out of Level 3	Balance as of December 31, 2015
Invesco Advisers Inc.
Stable Value Fund Wrapper	$182	$(34)	$-	$-	$-	$148
Total recurring Level 3	$182	$(34)	$-	$-	$-	$148

The following table presents the rollforward of Level 3 assets held at fair value on a recurring basis during the year ended December 31, 2014.

($ in thousands)	Balance as of December 31, 2013	Net appreciation (depreciation) of investments included in the Statement of Changes of Net Assets Available for Benefits	Purchases, sales, issuances and settlements	Net transfers into Level 3	Net transfers out of Level 3	Balance as of December 31, 2014
Invesco Advisers Inc.
Stable Value Fund Wrapper	$208	$(26)	$-	$-	$-	$182
Total recurring Level 3	$208	$(26)	$-	$-	$-	$182

Transfers in and out of level categorizations are reported as having occurred at the beginning of the quarter in which the transfer occurred. Therefore, for all transfers into Level 3, all realized and changes in unrealized gains and losses in the quarter of transfer are reflected in the Level 3 rollforward table. There were no transfers between Level 1 and Level 2 or Level 2 and Level 3 during 2015 or 2014.

Net appreciation (depreciation) of investments included in the Statement of Change of Net Assets Available for Benefits relate to investments still held as of December 31, 2015 and 2014.

8.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014:

($ in thousands)	2015	2014

Net assets available for benefits per the financial statements	$4,434,262	$4,650,494
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	13,827	22,407
Net assets available for benefits per the Form 5500	$4,448,089	$4,672,901

The following is a reconciliation of net investment income per the financial statements to the Form 5500 for the years ended December 31, 2015 and 2014:

($ in thousands)	2015	2014

Total net investment income per the financial statements	$(109,755)	$441,511
Interest income on participant notes receivable	3,706	3,650
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(8,580)	3,405
Total net investment income per the Form 5500	$(114,629)	$448,566

9.                    RELATED-PARTY TRANSACTIONS

The Plan invests in The Northern Trust Collective Short Term Investment Fund, the NTI Emerging Markets Fund, and the Northern Trust Focus Funds, which are collective investment funds managed by Northern Trust Investments, Inc., the investment advisor division of The Northern Trust Company, the trustee of the Plan. Fees paid by the Plan for investment management services associated with the Collective Short Term Investment Fund, the NTI Emerging Markets Fund, and the Northern Trust Focus Funds were included as a reduction of the return earned on each fund. The Plan also invests in the common stock of The Allstate Corporation, the Plan’s sponsor, as referenced in the Statements of Net Assets Available for Benefits.

******

SUPPLEMENTAL SCHEDULE

ALLSTATE 401(k) SAVINGS PLAN

36-3871531  Plan: 001

FORM 5500—SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015

		(c) Description of investment ,
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,
(a)	lessor, or similar party	par, or maturity value	(d) Cost	(e) Current Value

*	The Allstate Corporation common stock	11,687,369 shares	$255,577,020	$725,668,741

	Invesco Advisers Stable Value Fund:

*	The Northern Trust Collective Short Term	39,758,748 shares	39,758,748	39,758,748
	Investment Fund No. 22-19589

	IGT PIMCO A+ Int G/C Common Collective Trust	507,280 shares	1,232,598	1,255,017
	IGT Invesco A+ Int G/C Common Collective Trust	653,127 shares	1,227,300	1,268,052
	IGT Jennison A+ Int G/C Common Collective Trust	921,793 shares	1,524,283	1,570,451
	IGT BlkRK A+ Int G/C Common Collective Trust	797,258 shares	1,232,967	1,260,985
	IGT BlkRK A+ Core Common Collective Trust	8,916,590 shares	13,993,239	14,756,564
	IGT GS Core A Common Collective Trust	9,631,369 shares	14,020,392	14,752,598
	IGT Invesco A+ Core Common Collective Trust	4,195,569 shares	6,750,622	7,223,922
	IGT Invesco Short Term Bond Common Collective Trust	47,203,377 shares	73,836,611	76,567,796
	IGT PIMCO A+ Core Common Collective Trust	4,157,132 shares	6,865,223	7,175,658
	Transamerica Wrapper	Transamerica No. MDA-00714TR		116,523

	IGT Invesco Short Term Bond Common Collective Trust	57,837,744 shares	91,798,332	93,817,621
	IGT GS Core A Common Collective Trust	6,620,148 shares	9,768,254	10,140,240
	IGT BlkRK A+ Core Common Collective Trust	6,151,266 shares	9,747,795	10,180,075
	IGT PIMCO A+ Core Common Collective Trust	5,858,659 shares	9,741,356	10,112,677
	IGT Invesco A+ Core Common Collective Trust	5,934,107 shares	9,752,717	10,217,334
	Pacific Life Insurance Wrapper	Pacific Life Insurance No. G-26930.01.0001

				(Continued)

ALLSTATE 401(k) SAVINGS PLAN

36-3871531  Plan: 001

FORM 5500—SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015

		(c) Description of investment ,
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,
(a)	lessor, or similar party	par, or maturity value	(d) Cost	(e) Current Value

	Invesco Advisers Stable Value Fund:

	IGT Invesco A+ Core Common Collective Trust	4,346,491 shares	$6,994,426	$7,483,779
	IGT Invesco Short Term Bond Common Collective Trust	57,668,186 shares	90,019,651	93,542,585
	IGT Jennison A+ Int G/C Common Collective Trust	18,326,210 shares	29,813,486	31,222,198
	IGT PIMCO A+ Core Common Collective Trust	4,291,202 shares	7,095,819	7,407,078
	Prudential Insurance Company Wrapper	Prudential Insurance Company No. GA-62294

	IGT BlkRK A+ Int G/C Common Collective Trust	19,901,464 shares	28,543,841	31,477,211
	IGT Invesco A+ Int G/C Common Collective Trust	16,390,218 shares	28,391,558	31,821,773
	IGT PIMCO A+ Int G/C Common Collective Trust	12,671,532 shares	28,940,116	31,349,559
	State Street Bank Wrapper	State Street Bank No. 105027		31,858

	IGT Invesco Short-term Bond Fund	13,447,732 shares	21,843,782	21,813,337
	IGT BlackRock A or Better Intermediate Gov/Credit Fund	16,093,359 shares	25,484,413	25,454,109
	IGT Jennison A or Better Intermediate Gov/Credit Fund	14,953,246 shares	25,484,413	25,475,710
	IGT PIMCO A or Better Intermediate Gov/Credit Fund	10,287,094 shares	25,484,413	25,450,424
	IGT Voya Short Duration	20,323,427 shares	21,843,782	21,813,053
	IGT Invesco A or Better Intermediate Gov/Credit Fund	13,115,587 shares	25,484,413	25,464,044
	Voya Retirement & Annuity Wrapper	Voya Retirement & Annuity No. 60256

	State Street Global Advisors (SSgA):

	SSgA U.S. Bond Index Non-Lending Series Fund - Class A	31,363,412 shares	373,043,056	411,299,790

	SSgA Real Return ex-Natural Resource Equities Non-Lending Fund – Class C	670,962 shares	7,530,715	7,105,491

	SSgA S&P 500 Index Non-Lending Series Fund - Class A	27,789,541 shares	701,505,597	1,064,061,515

	SSgA Global All Cap Equity ex U.S. Index Non-Lending Series Fund – Class A	32,740,324 shares	381,221,068	364,006,919

	SSgA Russell Small Cap Index Non-Lending Series Fund - Class A	9,633,853 shares	270,983,916	352,358,172

	SSgA S&P Mid-Cap Index Non-Lending Series Fund - Class A	4,200,319 shares	188,432,139	235,721,879

				(Continued)

ALLSTATE 401(k) SAVINGS PLAN

36-3871531  Plan: 001

FORM 5500—SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015

		(c) Description of investment ,
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,
(a)	lessor, or similar party	par, or maturity value	(d) Cost	(e) Current Value

	Northern Trust Global Investments (NTGI):

*	The Northern Trust Collective Short Term	2,465,701 shares	$2,465,701	$2,465,701
	Investment Fund No. 22-44460, No. 22-41639, and No. 22-18490

	NTI Emerging Markets Fund	189,685 shares	28,255,636	24,050,858

	Northern Trust Focus Income Fund	67,654 shares	8,258,387	8,410,722

	Northern Trust Focus 2010 Fund	88,465 shares	10,483,311	11,140,345

	Northern Trust Focus 2015 Fund	377,337 shares	42,515,855	47,997,238

	Northern Trust Focus 2020 Fund	904,836 shares	105,026,342	116,072,404

	Northern Trust Focus 2025 Fund	772,780 shares	90,014,965	99,912,726

	Northern Trust Focus 2030 Fund	514,238 shares	61,370,219	67,046,409

	Northern Trust Focus 2035 Fund	370,572 shares	45,431,638	48,633,817

	Northern Trust Focus 2040 Fund	271,135 shares	35,387,386	35,727,521

	Northern Trust Focus 2045 Fund	177,707 shares	22,147,542	23,437,717

	Northern Trust Focus 2050 Fund	109,877 shares	13,928,748	14,489,442

	Northern Trust Focus 2055 Fund	111,697 shares	14,502,707	14,737,285

		Rates of interest from 3.25% to
*	Participant loans	9.50% maturing through 2031	90,684,910	90,684,910

	Total		$3,405,441,408	$4,445,010,581

*	Permitted party in interest.			(Concluded)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLSTATE 401(k) SAVINGS PLAN

	By	/s/ Lisa Hopson
Lisa Hopson
Plan Administrator

Date: June 9, 2016